SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                           FIFTH STREET FINANCE CORP.
                           --------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    31678A103
                                    ---------
                                 (CUSIP Number)

                               KERRY A. JUNG, ESQ.
                 ON BEHALF OF: CUNA MUTUAL INSURANCE SOCIETY AND
                         MEMBERS CAPITAL ADVISORS, INC.
                             5910 MINERAL POINT ROAD
                                MADISON, WI 53705
                                 (608) 231-7495
                                ----------------
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                 Communications)

                                DECEMBER 31, 2009
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]   Rule 13d-1(b)

[ ]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13G

CUSIP No. 31678A103

1)  Name of Reporting Person
    MEMBERS CAPITAL ADVISORS, INC.

2)  Check the Appropriate Box if a Member of a Group
    (a) [ ]

    (b) [ ]

3)  SEC Use Only

4)  Citizenship or Place of Organization
    IOWA

Number of Shares Beneficially Owned by Each Reporting Person With:

5)  Sole Voting Power:                   1,252,370*

6)  Shared Voting Power:                 NONE

7)  Sole Dispositive Power:              1,252,370*

8)  Shared Dispositive Power:            NONE

9)  Aggregate Amount Beneficially Owned by Each Reporting Person
    1,252,370

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11) Percent of Class Represented by Amount in Row (9)
    5.53%

12) Type of Reporting Person
    IA

* These shares are held in discretionary client accounts managed by MEMBERS Capital Advisors, Inc. ("MCA").

SCHEDULE 13G

CUSIP No. 31678A103

1)  Name of Reporting Person
    CUNA MUTUAL INSURANCE SOCIETY

2)  Check the Appropriate Box if a Member of a Group
    (a) [ ]
    (b) [ ]

3)  SEC Use Only

4)  Citizenship or Place of Organization
    IOWA

Number of Shares Beneficially Owned by Each Reporting Person With:

5)  Sole Voting Power:                   NONE

6)  Shared Voting Power:                 NONE

7)  Sole Dispositive Power:              NONE

8)  Shared Dispositive Power:            NONE

9)  Aggregate Amount Beneficially Owned by Each Reporting Person
    1,252,370

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11) Percent of Class Represented by Amount in Row (9)
    5.53%

12) Type of Reporting Person
    IC

                                  SCHEDULE 13G

CUSIP No. 31678A103

ITEM 1(a).
NAME OF ISSUER.

Fifth Street Finance Corp.

ITEM 1(b).
ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

445 Hamilton Ave., Suite 1206
White Plains, NY 10601

ITEM 2(a).
NAMES OF PERSONS FILING.

    1)  MEMBERS Capital Advisors, Inc.

    2)  CUNA Mutual Insurance Society

This Statement on Schedule 13G is filed by the above-named persons pursuant to Rule 13d-1(k), (see attached agreement). MCA is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and an indirect wholly-owned subsidiary of CMIS, which is an insurance company.

ITEM 2(b).
ADDRESS OF PRINCIPAL BUSINESS OFFICE.

All reporting persons may be contacted at 5910 Mineral Point Road, Madison, WI 53705.

ITEM 2(c).
CITIZENSHIP OR PLACE OF ORGANIZATION.

Both MCA and CMIS are Iowa corporations.

ITEM 2(d).
TITLE OF CLASS OF SECURITIES.

This Statement pertains to the shares of common stock, $0.01 par value, of Fifth Street Finance Corp.

ITEM 2(e).
CUSIP NUMBER.

31678A103

ITEM 3.
IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13D-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS a:

   (a)  [ ]   Broker or dealer registered under Section 15 of the Act (15 U.S.C.
              78o);

   (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

   (c)  [x]*  Insurance company as defined in Section 3(a)(19) of the Act (15
              U.S.C. 78c);

   (d)  [ ]   Investment company registered under Section 8 of the Investment
              Company Act of 1940 (15 U.S.C. 80a-8);

   (e)  [x]*  An investment adviser in accordance with Section 13d-1(b)(1)(ii)
              (E);

   (f)  [ ]   An employee benefit plan or endowment fund in accordance with
              Section 13d-1(b)(1)(ii)(F);

   (g)  [x]*  A parent holding company or control person in accordance with
              Section 13d-1(b)(1)(ii)(G);

   (h)  [ ]   A savings association as defined in Section 3(b) of the Federal
              Deposit Insurance Act (12 U.S.C. 1813);

   (i)  [ ]   A church plan that is excluded from the definition of an
              investment company under Section 3(c)(14) of the Investment
              Company Act of 1940 (15 U.S.C. 80a-3);

   (j)  [ ]   A non-U.S. institution in accordance with Section 13d-1(b)(1)
              (ii)(J).

   (k)  [ ]   Group, in accordance with Section 13d-1(b)(1)(ii)(K).

   * MCA is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and an indirect wholly-owned subsidiary of CMIS, which is an insurance company and a parent holding company.

If a filing as a non-U.S. institution in accordance with Section
13d-1(b)(1)(ii)(J), please specify the type of institution:
_____________________________________________________.

ITEM 4.
OWNERSHIP.

The information contained in Items 5 - 11 on the cover pages is incorporated herein by reference.

Of the 1,252,370 shares beneficially owned as reported herein: 828,775 shares are owned directly by CMIS; 165,755 shares are owned directly by CUMIS Insurance Society, Inc., an indirect wholly-owned subsidiary of CMIS; 110,503 shares are owned directly by CMG Master Co-Investment Fund, L.P., the general partner of which is controlled by an indirect wholly-owned subsidiary of CMIS; 111,976 shares are owned directly by CUNA Mutual Non-Represented Plan Qualified Trust for the benefit of CMIS employees; and 35,361 shares are owned directly by

CUNA Mutual Represented Plan Qualified Trust for the benefit of CMIS employees. MCA is the investment adviser for all of the shares reported herein.

ITEM 5.
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following: [ ]

ITEM 6.
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

With respect to shares held in a fiduciary or representative capacity, persons other than the reporting persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such sales. No person individually has an interest that relates to more than five percent of the class.

ITEM 7.
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

See Item 3.

ITEM 8.
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

ITEM 9.
NOTICE OF DISSOLUTION OF GROUP.

N/A

ITEM 10.
CERTIFICATION.

N/A

                                    SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of the 9 day of February, 2010.

MEMBERS CAPITAL ADVISORS, INC.

/s/David P. Marks
-----------------
BY: David P. Marks
TITLE: President

CUNA MUTUAL INSURANCE SOCIETY

/s/David P. Marks
-----------------
BY: David P. Marks
TITLE: Senior Vice President and Chief Investment Officer

                                    AGREEMENT
                                    ---------

The undersigned hereby agrees that the Statement on Schedule 13G to which this Agreement is attached be filed on behalf of: MEMBERS Capital Advisors, Inc., an Iowa corporation, and CUNA Mutual Insurance Society, an Iowa corporation of which MEMBERS Capital Advisors, Inc. is an indirect wholly-owned subsidiary.

Dated: February 9, 2010

MEMBERS CAPITAL ADVISORS, INC.

/s/David P. Marks
-----------------
BY: David P. Marks
TITLE: President

CUNA MUTUAL INSURANCE SOCIETY

/s/David P. Marks
-----------------
BY: David P. Marks
TITLE: Senior Vice President and Chief Investment Officer

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